EXHIBIT 99.1

MAG Silver Reports Pre-Commissioning at Juanicipio and Third Quarter Underground Mine Production

VANCOUVER, British Columbia, Oct. 27, 2021 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) is pleased to report 2021 third quarter production of underground development material from the Juanicipio Project (56% / 44% Fresnillo plc (“Fresnillo”) and MAG Silver, respectively). As reported to MAG by the project operator Fresnillo, 57,127 tonnes of development material were processed during the three months ended September 30, 2021. Total Juanicipio production for the quarter based on provisional estimates before offtake agreement adjustments, totaled 667,532 silver ounces and 1,107 gold ounces (MAG’s attributable 44% interest: 293,714 ounces of silver and 487 ounces of gold). The associated lead and zinc production will be reported with MAG’s third quarter filings.

Construction of the Juanicipio processing plant continues to make good progress, with the focus now on transitioning from construction to commissioning activities. Pre-commissioning testing has already begun for key process plant systems as the plant approaches mechanical completion. The plant is expected to be commissioned by year end according to operator Fresnillo, subject to timely connection to the National Electricity Transmission Grid of Mexico. Fresnillo expects to obtain the authorization to connect to the power grid on schedule, which would allow no-load testing of the facility to be started, progressing to water testing during November and full load commissioning by year end.

“We are very pleased that pre-commissioning has commenced on the process plant, and we have been very impressed with the ability of Fresnillo to manage through COVID and inflationary pressures to be ready for full commissioning in Q4 2021,” said George Paspalas, MAG Silver’s President and CEO. “We have learned so much from processing development material through the Fresnillo plant over the past 14 months, and hence are looking forward to a rapid ramp up through early 2022.”

Until the Juanicipio processing plant is commissioned, mineralized development material from Juanicipio is being processed at a targeted rate of 16,000 tonnes per month through the nearby Fresnillo beneficiation plant (100% owned by Fresnillo), with the lead (silver rich) and zinc concentrates treated at market terms under off-take agreements with Met-Mex Peñoles, S.A. de C.V. in Torreón, Mexico. The revenue from this production, net of processing and treatment charges, is being used by the Juanicipio shareholders to offset initial project capital cash requirements.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 38 years of relevant experience focused on ore deposit exploration worldwide. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the Operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the Juanicipio shareholders are currently developing an underground mine and constructing a 4,000 tonnes per day processing plant which is expected to commence commissioning in Q4 2021. Underground mine production of development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also exploring at the Deer Trail 100% earn-in project in Utah.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of plant pre-commissioning and commissioning activities, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov  LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications
Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com